STATEMENT OF INVESTMENTS
Global Stock Fund
February 29, 2008 (Unaudited)

Common Stocks--96.3%	Shares	Value ($)
Australia--2.3%		
Woodside Petroleum	13,000	**680,374**
Canada--2.1%		
Suncor Energy	6,100	**629,473**
France--4.4%		
Cie Generale d'Optique Essilor International	7,500	446,150
L'Oreal	2,600	308,333
LVMH Moet Hennessy Louis Vuitton	5,500	566,426
		1,320,909
Hong Kong--9.9%		
China Mobile	38,000	571,295
CLP Holdings	76,000	595,721
CNOOC	376,000	626,494
Hong Kong & China Gas	204,500	587,888
Hutchison Whampoa	64,000	600,022
		2,981,420
Japan--32.6%		
Advantest	9,000	223,447
AEON Mall	24,300	595,823
Astellas Pharma	12,000	526,500
Canon	11,600	519,352
Daikin Industries	13,500	604,176
Daito Trust Construction	6,400	346,306
Denso	11,100	424,292
Eisai	13,100	472,424
Fanuc	6,100	567,534
Honda Motor	14,000	427,717
HOYA	23,000	584,950
Keyence	2,600	604,050
Millea Holdings	14,500	535,290
Mitsubishi Estate	20,000	486,357
Mitsubishi UFJ Financial Group	38,000	334,303
Murata Manufacturing	7,700	414,698
Nitto Denko	7,800	378,570
Secom	11,100	558,047
Shimamura	1,700	123,472
Shin-Etsu Chemical	8,300	448,692
Takeda Pharmaceutical	11,000	611,630
		9,787,630
Singapore--1.9%		
DBS Group Holdings	48,000	**584,416**
Spain--1.9%		
Inditex	11,200	**575,427**
Sweden--3.0%		
Hennes & Mauritz, Cl. B	8,000	449,543
Telefonaktiebolaget LM Ericsson, Cl. B	210,000	452,977
		902,520
Switzerland--2.1%		
Nestle	1,350	**645,128**
United Kingdom--7.8%		
BG Group	25,700	607,305
GlaxoSmithKline	27,000	599,334
Kingfisher	55,000	143,097
Reckitt Benckiser Group	8,300	452,320
William Morrison Supermarkets	93,000	538,063
		2,340,119

United States--28.3%

Abbott Laboratories	11,300	605,115
Anadarko Petroleum	7,000	446,180
Automatic Data Processing	11,500	459,425
C.R. Bard	2,500	236,975
Cisco Systems	24,000 a	584,880
EOG Resources	4,500	535,455
Genentech	7,800 a	590,850
Home Depot	8,000	212,400
Intel	30,000	598,500
Johnson & Johnson	7,300	452,308
Linear Technology	10,200	282,642
Medtronic	8,700	429,432
Microsoft	22,000	598,840
Patterson Cos.	6,800 a	239,360
Schlumberger	6,700	579,215
SYSCO	15,500	434,930
Wal-Mart Stores	12,000	595,080
Walgreen	16,500	602,415
		8,484,002

Total Common Stocks
    (cost $29,153,989)   **28,931,418**

Other Investment--7.0%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund
    (cost $2,100,000)   2,100,000 b   **2,100,000**

Total Investments (cost $31,253,989)	**103.3%**	**31,031,418**
Liabilities, Less Cash and Receivables	**(3.3%)**	**(1,003,537)**
Net Assets	**100.0%**	**30,027,881**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
    Fair Value Measurements.
    These inputs are summarized in the three broad levels listed below.
    Level 1 - quoted prices in active markets for identical securities.
    Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
    credit risk, etc.)
    Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
    at fair value:

Varuation Inputs	Investments in Securities ($)	Other Finincial Instruments* ($)
Level 1 - Quoted Prices	28,931,418	0
Level 2 - Other Significant Observable Inputs	-	0
Level 3 - Significant Unobservable Inputs	-	0
Total	28,931,418	0

* Other financial instruments include futures, forwards and swap contracts.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

At February 29, 2008, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) at 2/29/2008 ($)
Purchases:				

Euro, expiring 3/4/2008	35,991	54,725	54,685	(39)
British Pound, expiring 3/4/2008	22,498	44,643	44,733	90
Honk Kong Dollar, expiring 3/4/2008	297,070	38,176	38,179	3
Japanese Yen, expiring 3/5/2008	47,916,309	460,335	461,355	1,019
Sweedish Krona, expiring 3/4/2008	272,056	44,072	44,204	132
Total				**1,205**

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	11,008,295	0
Level 2 - Other Significant Observable Inputs	20,023,123	1,205
Level 3 - Significant Unobservable Inputs	0	0
Total	31,031,418	1,205

* Other financial instruments include futures, forwards and swap contracts.

STATEMENT OF INVESTMENTS
International Stock Fund
February 29, 2008 (Unaudited)

Common Stocks--95.7%	Shares	Value ($)
Australia--3.2%		
Woodside Petroleum	53,957	**2,823,917**
Canada--2.5%		
Suncor Energy	21,000	**2,167,039**
France--5.0%		
Cie Generale d'Optique Essilor International	28,000	1,665,628
L'Oreal	7,800	924,998
LVMH Moet Hennessy Louis Vuitton	17,100	1,761,071
		4,351,697
Germany--2.0%		
SAP	37,500	**1,787,079**
Hong Kong--10.8%		
China Mobile	116,000	1,743,954
CLP Holdings	233,000	1,826,355
CNOOC	1,400,000	2,332,689
Hong Kong & China Gas	630,500	1,812,535
Hutchison Whampoa	185,000	1,734,439
		9,449,972
Japan--38.8%		
Advantest	26,000	645,512
AEON Mall	71,000	1,740,881
Astellas Pharma	40,000	1,755,001
Canon	37,000	1,656,553
Daikin Industries	40,000	1,790,150
Daito Trust Construction	26,400	1,428,513
Denso	45,000	1,720,104
Eisai	34,000	1,226,137
Fanuc	18,500	1,721,209
Hirose Electric	8,200	870,159
Honda Motor	54,000	1,649,767
HOYA	65,100	1,655,662
Keyence	7,600	1,765,686
Millea Holdings	47,000	1,735,079
Mitsubishi Estate	69,000	1,677,932
Mitsubishi UFJ Financial Group	155,000	1,363,603
Murata Manufacturing	29,000	1,561,851
Nitto Denko	22,500	1,092,028
Rohm	11,800	857,667
Secom	38,000	1,910,430
Shimamura	11,600	842,516
Shin-Etsu Chemical	31,500	1,702,868
Takeda Pharmaceutical	33,000	1,834,889
		34,204,197
Singapore--2.0%		
DBS Group Holdings	145,000	**1,765,424**
Spain--2.0%		
Inditex	34,000	**1,746,830**
Sweden--3.6%		
Hennes & Mauritz, Cl. B	24,000	1,348,628
Telefonaktiebolaget LM Ericsson, Cl. B	840,000	1,811,909
		3,160,537
Switzerland--8.4%		
Nestle	4,200	2,007,065
Nobel Biocare Holding	8,000	1,941,278
Novartis	32,500	1,597,122

Roche Holding	8,600	1,856,159
		7,401,624

United Kingdom--17.4%

BG Group	92,000	2,174,012
BP	169,000	1,856,545
Burberry Group	215,000	1,813,741
Centrica	290,000	1,850,140
GlaxoSmithKline	81,000	1,798,001
Kingfisher	202,000	525,557
Reckitt Benckiser Group	32,000	1,743,884
Tesco	215,000	1,697,877
William Morrison Supermarkets	310,000	1,793,544
		15,253,301

Total Common Stocks		
(cost $85,477,560)		**84,111,617**

Other Investment--5.3%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $4,700,000)	4,700,000 a	**4,700,000**
Total Investments (cost $90,177,560)	**101.0%**	**88,811,617**
Liabilities, Less Cash and Receivables	**(1.0%)**	**(917,192)**
Net Assets	**100.0%**	**87,894,425**

a   Investment in affiliated money market mutual fund.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
   Fair Value Measurements.
   These inputs are summarized in the three broad levels listed below.
   Level 1 - quoted prices in active markets for identical securities.
   Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
   credit risk, etc.)
   Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
   at fair value:

Varuation Inputs	**Investments in Securities ($)**	**Other Finincial Instruments* ($)**
Level 1 - Quoted Prices	84,111,617	0
Level 2 - Other Significant Observable Inputs	-	0
Level 3 - Significant Unobservable Inputs	-	0
Total	84,111,617	0

* Other financial instruments include futures, forwards and swap contracts.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

At February 29, 2008, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) at 2/29/2008 ($)
Purchases:				
Euro, expiring 3/4/2008	227,553	391,609	391,326	(283)
British Pound, expiring 3/4/2008	371,419	737,007	738,493	1,486
Japanese Yen, expiring 3/4/2008	145,459,875	1,397,443	1,400,538	3,094
Sweedish Krona, expiring 3/4/2008	1,292,265	209,341	209,967	626
Total				**4,923**

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	6,420,103	0
Level 2 - Other Significant Observable Inputs	82,391,514	4,923
Level 3 - Significant Unobservable Inputs	0	0
Total	88,811,617	4,923

* Other financial instruments include futures, forwards and swap contracts.